SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. N. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 1, 2014

1. DATE AND TIME: On December 1, 2014, at 10:00 a.m. 2. PLACE: The Company’s headquarters located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: 3.1. The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in the “Official Gazette of the State of Bahia”, on the November 7, 8, 9 and 11, 2014 editions, and in the newspaper "O Correio da Bahia" on November 7, 8 and 10, 2014; 3.2. All documents required by the Corporation Law and Brazilian Securities Commission (CVM) Rulings Nos. 481/09 and 319/99 regarding the matters to be resolved in this Extraordinary General Meeting were made available to the Company’s shareholders upon disclosure of the Call Notice in the IPE System of CVM, on November 5, 2014. 4. ATTENDANCE: Shareholders representing 97.14% of the Company’s common shares, in addition to 44.62% of the Company’s preferred shares were present, as per the signatures in the Shareholders’ Attendance Book, thus making up the legal quorum necessary for the approval of the matters set out in the agenda; (i)  Mr. Dário Bezerra Moreira Sampaio, representative of Brand Serviços de Contabilidade Sociedade Simples Ltda., a company established in the City of Salvador, State of Bahia, at Rua Dr. José Peroba, 149, Edif. Eldorado, Sala 301, CEP 41770-235, registered at the Regional Accountancy Board of the State of Bahia under No. CRC BA005188/O, and enrolled in the National Register of  Legal Entities (“CNPJ”) under No. 08.928.364/0001-48 (“Brand”) was also present, in compliance with article 8, paragraph 1, of the Corporation Law; and (ii) Mr. Manoel Mota Fonseca, representative of the Company’s Fiscal Board was also present, in compliance with article 164 of the Corporation Law. 5. PRESIDING BOARD: Monique Mavignier – Chairwoman; Ana Paula Bueno – Secretary, chosen pursuant to article 16, paragraph 3 of the Bylaws. 6. FISCAL BOARD’S OPINION: The Company’s Fiscal Board, in an Opinion issued on November 4, 2014, issued a favorable opinion to the approval by the Extraordinary General Meeting of the proposal of merger of Braskem Qpar S.A., a closely-held company with its principal place of business at Rua Buenos Aires 15, Sala 1001 e dependências, Parte, CEP 20.070-021, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 09.017.802/0001-89, with its articles of incorporation filed at the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0028799.0 (“Braskem Qpar”), into the Company, as well as the approval of the respective Protocol and Justification and documents that substantiated such transaction. 7. AGENDA: The reading of the agenda was unanimously dismissed by the attending shareholders. 8. RESOLUTIONS: As proposed by the Chairwoman, the attending shareholders unanimously decided that the drawing-up of the minutes of this Extraordinary General Meeting shall be in summary form and published without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law. The matters established in the Agenda were put to discussion and voting, and the following resolutions were unanimously taken: 8.1. to rectify and approve the appointment and hiring, previously made by the management of the Company, of the expert company Brand, identified above and represented in this Meeting by Mr. Dário Bezerra Moreira Sampaio, who made himself available to clarify any doubts of the shareholders, and this company has  (i) examined the financial statements of Braskem Qpar; and (ii) made the accounting assessment of the net equity of Braskem Qpar, at the base date defined for the merger, that is, September 30, 2014 (“Base Date”), as well as the preparation of the respective net equity accounting appraisal report of Braskem Qpar, for the purpose of making permanent the accounting entries in the Company; 8.2. to approve, after having examined and discussed it, without any proviso, the net equity accounting appraisal report of Braskem Qpar, previously prepared by Brand, based on the financial statements of Braskem Qpar as of September 30, 2014, which was initialed by the members of the Presiding Board and shall be filed at the Company’s headquarters, being part of these minutes as Exhibit 1 (“Accounting Report”). The Accounting Report indicates that the accounting net equity of Braskem Qpar was six billion, seventeen million, three hundred and fifty-five thousand, three hundred and seventy-three Reais and thirty-six cents (R$ 6,017,355,373.36) at the Base Date;  8.3. to approve the terms and conditions of the “Protocol and Justification of Merger of Braskem Qpar S.A. into Braskem S.A.” (“Protocol and Justification”), as well as its exhibits, executed by the management of the Company and Braskem Qpar on November 5, 2014, which contains the purpose, conditions and further information related to the merger of Braskem Qpar into the Company, which was initialed by the members of the Presiding Board and shall be filed at the Company’s headquarters, being part of these Minutes as Exhibit 2 (“Protocol and Justification of Merger of Braskem Qpar S.A. into Braskem S.A.”); 8.4. to approve the merger of Braskem Qpar into the Company, under the terms and conditions established in the Protocol and Justification approved in the item above, without making any change to the amount of the Company’s capital nor in the issuance of news shares,

BRASKEM S.A

C.N.P.J. N. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 1, 2014

since the Company is the only shareholder of Braskem Qpar; for that reason, it was not necessary to establish the share exchange ratio, and therefore article 264 of the Corporation Law is not applicable; 8.5. to state that Braskem Qpar will be dissolved, by operation of law, as established in article 227, paragraph 3, of the Corporation Law, and the Company will be the legal successor of Braskem Qpar, under the terms of the main section of article 227 of the Corporation Law; the five hundred and forty-one million, four hundred and eighty-four thousand and seven hundred and sixty-one (541,484,761) common shares issued by Braskem QPar and owned by the Company shall be cancelled, as provided for in article 226, paragraph 1, of the Corporation Law; 8.6. to further state that the branches of Braskem Qpar located at (i) Rua Marumbi, 1,001, parte, Jardim Balnerário Ana Clara, Duque de Caxias-RJ, CEP 25.221-000, enrolled in the CNPJ/MF under No. 09.017.802/0006-93 and NIRE 33300287990; (ii) Avenida Presidente Costa e Silva, 1,178, Parque Capuava, Santo André-SP, CEP 09.270-901, enrolled in the CNPJ/MF under No. 09.017.802/0005-02 and NIRE 35903659963; (iii) Rodovia Cônego Domenico Rangoni, S/N, SP 55, KM 266, Jardim das Industrias, Cubatão-SP, CEP 11.573-903, enrolled in the CNPJ/MF under No. 09.017.802/0004-21 and NIRE 35903265078; (iv) Avenida Presidente Costa e Silva, n. 400, parte, Parque Capuava, Santo André-SP, CEP 09.270-000, enrolled in the CNPJ/MF under No. 09.017.802/0003-40 and NIRE 35903949473; and (v) at Rua Buenos Aires, 15, sala 1001 e dependências, parte, Centro, Rio de Janeiro-RJ, CEP 20.070-021, enrolled in the CNPJ/MF under No. 09.017.802/0001-89 and NIRE 33300287990, shall be consequently dissolved, and the activities developed by the first four companies will be absorbed and developed by the Company branches created in the same addresses and enrolled in the CNPJ/MF under Nos. (i) 42.150.391/0047-53, (ii) 42.150.391/0050-59; (iii) 42.150.391/0048-34; and (iv) 42.150.391/0049-15, respectively; and 8.7. to authorize the officers of the Company to practice all acts that may be necessary to formalize the merger of Braskem Qpar into the Company, herein approved, before the public bodies and third parties in general, keeping the accounting books of Braskem Qpar during the legal term. 9. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who formed the quorum necessary for the resolutions subject matter of this General Meeting to be valid, and by decision of the Shareholders, the

BRASKEM S.A

C.N.P.J. N. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 1, 2014

extraction of the necessary certificates by the Meeting’s Secretary was authorized. Camaçari/BA, December 1, 2014. [Signatures: Presiding Board: Monique Mavignier – Chairwoman; Ana Paula Bueno – Secretary. Shareholders: Odebrecht S/A (p.p. Monique Mavignier); Odebrecht Serviços e Participações S/A (p.p. Monique Mavignier); Petróleo Brasileiro S.A. – Petrobras (p.p. Miguel Coutinho Ventura)].

BRASKEM S.A

C.N.P.J. N. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 1, 2014

The above matches the original drawn up in the proper book.

Ana Paula Bueno

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.